1. Name and Address of Reporting Person
   Moore, Patrick J.
   8182 Maryland Avenue
   Clayton, MO 63105-
2. Issuer Name and Ticker or Trading Symbol
   Smurfit-Stone Container Corporation (SSCC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002 R1
5. If Amendment, Date of Original (Month/Year)
   01/2003
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    09/23/2002 09/23/2002 J <F1>    2071 <F2>   A   $0.0000    15509          D
                                                                                <F1>
Common Stock                    09/23/2002 09/23/2002 T         2582.54     A   $0.0000                   I           401(k) Plan
                                                                                <F3>
Common Stock                    12/31/2002 12/31/2002 T         772.102     A   $0.0000    9144.754       I           401(k) Plan
                                <F4>                            <F5>            <F4>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+

Explanation of Responses:

<F1>
These shares were acquired by the reporting person as partial consideration for the tender of shares of Jefferson Smurfit Group plc in connection with the acquisition of Jefferson Smurfit Group by Madison Dearborn Partners.
<F2>
Of these shares, 1,923 shares were acquired in a joint account with the reporting person's spouse.
<F3>
These shares were credited to the reporting person's 401(k) plan account as partial consideration for the tender of shares of Jefferson Smurfit Group plc in connection with the acquisition of Jefferson Smurfit Group by Madison Dearborn Partners.
<F4>
These shares were acquired on February 4, 2002 (67.266 shares) and March 11, 2002 (179.96 shares) pursuant to the SSCC 401(k) plan at $15.089 and $16.851 per share, respectively. The information reported herein is based on a plan statement dated as of December 31, 2002.
<F5>
This total includes 2.805 shares allocated to the reporting person's account on December 30, 2002 as an excess assets allocation, and 51.349 shares credited to the reporting person's account during 2001 as dividends paid.

SIGNATURE OF REPORTING PERSON
/s/ Craig A. Hunt

DATE
02/27/2003